04024978

May. 04, 2004

SEC MAIL PROCESSING
RECEIVED
MAY - 6 2004
WASH. D.C. 158 SECTION

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

RE: FARMACIAS BENAVIDES, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

SUPPL

DEAR SIR OR MADAM:

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST QUARTER OF 2004.

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). PLEASE ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

VERY TRULY YOURS,

RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

5/11

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,414,803**	**100**	**2,276,401**	**100**
2	**CURRENT ASSETS**	**1,449,813**	**60**	**1,135,044**	**50**
3	CASH AND SHORT-TERM INVESTMENTS	78,753	3	259,088	11
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	142,737	6	143,968	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	200,808	8	55,860	2
6	INVENTORIES	778,878	32	647,838	28
7	OTHER CURRENT ASSETS	248,637	10	28,290	1
8	**LONG-TERM**	**53,462**	**2**	**52,923**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	53,462	2	52,923	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**760,735**	**32**	**980,331**	**43**
13	PROPERTY	39,040	2	399,148	18
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,028,962	84	1,816,891	80
16	ACCUMULATED DEPRECIATION	1,307,267	54	1,235,708	54
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**140,615**	**6**	**92,257**	**4**
19	**OTHER ASSETS**	**10,178**	**0**	**15,846**	**1**
20	**TOTAL LIABILITIES**	**1,381,100**	**100**	**1,260,744**	**100**
21	**CURRENT LIABILITIES**	**1,002,312**	**73**	**886,544**	**70**
22	SUPPLIERS	788,055	57	699,785	56
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	0	0	1,328	0
26	OTHER CURRENT LIABILITIES	214,257	16	185,431	15
27	**LONG-TERM LIABILITIES**	**305,670**	**22**	**307,315**	**24**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	305,670	22	307,315	24
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**73,118**	**5**	**66,885**	**5**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,033,703**	**100**	**1,015,657**	**100**
34	**MINORITY INTEREST**	**75**		**117**	
35	**MAJORITY INTEREST**	**1,033,628**	**100**	**1,015,540**	**100**
36	**CONTRIBUTED CAPITAL**	**1,840,679**	**178**	**1,840,611**	**181**
37	PAID-IN CAPITAL STOCK (NOMINAL)	698,370	68	698,370	69
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	558,388	54	558,341	55
39	PREMIUM ON SALES OF SHARES	583,921	56	583,900	57
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**-807,051**	**-78**	**-825,071**	**-81**
42	RETAINED EARNINGS AND CAPITAL RESERVE	180,346	17	609,494	60
43	REPURCHASE FUND OF SHARES	106,491	10	158,142	16
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	-1,112,444	-108	-1,639,355	-161
45	NET INCOME FOR THE YEAR	18,556	2	46,648	5

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V. QUARTER: 1 YEAR: **2004**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**78,753**	**100**	**259,088**	**100**
46	CASH	52,742	67	63,267	24
47	SHORT-TERM INVESTMENTS	26,011	33	195,821	76
18	**DEFERRED ASSETS (NET)**	**140,615**	**100**	**92,257**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	21,842	16	28,886	31
49	GOODWILL	10,457	7	11,042	12
50	DEFERRED TAXES	108,316	77	52,329	57
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,002,312**	**100**	**886,544**	**100**
52	FOREING CURRENCY LIABILITIES	903	0	479	0
53	MEXICAN PESOS LIABILITIES	1,001,409	100	886,065	100
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**214,257**	**100**	**185,431**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	214,257	100	185,431	100
27	**LONG-TERM LIABILITIES**	**305,670**	**100**	**307,315**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	305,670	100	307,315	100
29	**STOCK MARKET LOANS**	**305,670**	**100**	**307,315**	**100**
61	BONDS	305,670	100	307,315	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**73,118**	**100**	**66,885**	**100**
68	RESERVES	73,118	100	66,885	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCCES (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-1,112,444**	**100**	**-1,639,355**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FORM NON-MONETARY POSITION	-1,112,444	-100	-1,639,355	-100

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V. QUARTER: 1 YEAR: **2004**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	447,501	248,500
73	PENSIONS FUND AND SENIORITY	73,118	66,885
74	EXECUTIVES (*)	74	77
75	EMPLOYERS (*)	1,984	2,153
76	WORKERS (*)	3,583	4,350
77	CIRCULATION SHARES (*)	408,844,390	408,844,390
78	REPURCHASED SHARES(*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE :**BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V. QUARTER: 1 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	1,270,831	100	1,218,563	100
2	COST OF SALES	945,322	74	919,225	75
3	**GROSS INCOME**	325,509	26	299,338	25
4	OPERATING	321,111	25	277,535	23
5	**OPERATING IN COME**	4,398	0	21,803	2
6	TOTAL FINANCING	-1,509	0	-5,228	0
7	**INCOME AFTER FINANCING COST**	5,907	0	27,031	2
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	5,907	0	27,031	2
10	RESERVE FOR TAXES AND WORKERS´PROFIT SHARING	-9,922	-1	7,860	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	15,829	1	19,171	2
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,112	0	-917	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	16,941	1	18,254	1
14	INCOME OF DISCONTINUOUS OPERATIONS	660	0	-2,283	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	16,281	1	20,537	2
16	EXTRAORDINARY ITEMS NET EXPENSES	-2,276	0	-26,117	-2
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	18,557	1	46,654	4
19	NET INCOME OF MINORITY INTEREST	1		6	0
20	**NET INCOME OF MAJORITY INTEREST**	18,556	1	46,648	4

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,270,831**	**100**	**1,218,563**	**100**
21	DOMESTIC	1,270,831	100	1,218,563	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLAR(***)	0	0	0	0
6	**TOTAL FINANCING COST**	**-1,509**	**100**	**-5,228**	**100**
24	INTEREST PAID	5,833	387	6,579	126
25	EXCHANGE LOSSES	551	37	509	10
26	INTEREST EARNED	856	57	5,308	102
27	EXCHANGE PROFITS	1,518	101	1,382	26
28	GAIN DUE TO MONETARY POSITION	-10,586	-702	-9,400	-180
42	LOSS ON RESTATEMENT OF UDI´S	5,067	336	3,774	72
43	PROFIT ON RESTATEMENT OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**-9,922**	**100**	**7,860**	**100**
32	INCOME TAX	78	1	6,532	83
33	DEFERED INCOME TAX	-10,000	-101	0	0
34	WORKERS' PROFIT SHARING	0	0	1,328	17
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE :**BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,313,589	1,260,464
37	NET INCOME OF THE YEAR	-751,766	-5,319
38	NET SALES (**)	5,015,374	4,709,032
39	OPERATION INCOME (**)	15,462	-26,955
40	NET INCOME OF MAYORITY INTEREST(**)	55,541	-89,493
41	NET CONSOLIDATED INCOME(**)	55,540	-89,437

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V. QUARTER: 1 YEAR: 2004

EARNING STATEMENT QUARTERLY
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,270,831**	**100**	**1,218,563**	**100**
2	COST OF SALES	945,322	**74**	919,225	**75**
3	**GROSS INCOME**	**325,509**	**26**	**299,338**	**25**
4	OPERATING	321,111	25	277,535	**23**
5	**OPERATING IN COME**	**4,398**	**0**	**21,803**	**2**
6	TOTAL FINANCING	-1,509	**0**	-5,228	**0**
7	**INCOME AFTER FINANCING COST**	**5,907**	**0**	**27,031**	**2**
8	OTHER FINANCIAL OPERATIONS	0	**0**	0	**0**
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,907**	**0**	**27,031**	**2**
10	RESERVE FOR TAXES AND WORKERS´PROFIT SHARING	-9,922	-1	7,860	**1**
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**15,829**	**1**	**19,171**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,112	0	-917	**0**
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**16,941**	**1**	**18,254**	**1**
14	INCOME OF DISCONTINUOUS OPERATIONS	660	0	-2,283	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**16,281**	**1**	**20,537**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	-2,276	0	-26,117	-2
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**18,557**	**1**	**46,654**	**4**
19	NET INCOME OF MINORITY INTEREST	1	0	6	**0**
20	**NET INCOME OF MAJORITY INTEREST**	**18,556**	**1**	**46,648**	**4**

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

EARNING STATEMENT QUARTERLY
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,270,831**	**100**	**1,218,563**	**100**
21	DOMESTIC	1,270,831	100	1,218,563	100
22	FOREIGN	0	0	0	0
23	*TRANSLATED INTO DOLLAR (***)*	*0*	*0*	*0*	*0*
6	**TOTAL FINANCING COST**	**-1,509**	**100**	**-5,228**	**100**
24	INTEREST PAID	10,900	722	10,353	198
25	EXCHANGE LOSSES	551	37	509	10
26	INTEREST EARNED	856	57	5,308	102
27	EXCHANGE PROFITS	1,518	101	1,382	26
28	GAIN DUE TO MONETARY POSITION	-10,586	-702	-9,400	-180
42	LOSS ON RESTATEMENT OF UDI´S	0	0	0	0
43	PROFIT ON RESTATEMENT OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**-9,922**	**100**	**7,860**	**100**
32	INCOME TAX	78	1	6,532	83
33	DEFERED INCOME TAX	-10,000	-101	0	0
34	WORKERS' PROFIT SHARING	0	0	1,328	17
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V. QUARTER: 1 YEAR: **2004**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDTED NET INCOME**	**18,557**	**46,654**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	19,876	30,235
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**38,433**	**76,889**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-128,457	-90,758
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**-90,024**	**-13,869**
6	CASH FLOW FROM EXTERNAL FINANCING	27	-16,942
7	CASH FLOW FOM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**27**	**-16,942**
9	**CASH FLOW GENERATED (USED) BY INVESTMENT ACTIVITIES**	**-20,555**	**-6,888**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	-110,552	-37,699
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	189,305	296,787
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	78,753	259,088

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**19,876**	**30,235**
13	DEPRECIATION AND AMORTIZATION FOR THE	29,983	26,626
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	61	2,191
15	+(-) NET LOSS (PROFIT) IN MONEY	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-10,168	1,418
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-128,457**	**-90,758**
18	+(-) DECREASE (INCREASE) IN ACCOUNT	-50,414	-7,293
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-56,282	6,097
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-57,108	-5,557
21	+(-) INCREASE (DECREASE) IN SUPPLIER	-5,748	-31,966
22	+(-) INCREASE (DECREASE) IN OTHER	41,095	-52,039
6	**CASH FLOW FROM EXTERNAL FINANCING**	**27**	**-16,942**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG -TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	27	-16,942
29	(-) OTHER FINANCING AMORTIZATION		
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+(-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERETED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-20,555**	**-6,888**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-940	1,137
35	(-) ACQUISITION OF PROPERTY, PLANT AND	-21,721	-8,013
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	3,724	0
39	+(-) OTHER ITEMS	-1,618	-12

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V. QUARTER: 1 YEAR: **2004**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	1.46 %	3.83 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	5.37 %	-8.81 %
3	NET INCOME TO TOTAL ASSETS (**)	2.30 %	-3.93 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	57.05 %	20.15 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	2.08 times	2.07 times
7	NET SALES TO FIXED ASSETS (**)	6.59 times	4.80 times
8	INVENTORIES ROTATION (**)	4.79 times	5.47 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	9 days	9 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.92 %	30.52 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.19 %	55.38 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.34 times	1.24 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.07 %	0.04 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	40.18 %	31.35 %
15	OPERATING INCOME TO INTEREST PAID	0.75 times	3.31 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.63 times	3.74 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.45 times	1.28 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.67 times	0.55 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.05 times	0.90 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.86 %	29.22 %
	CASH FLOW		
21	CASH FLOW NET INCOME TO NET SALES	3.02 %	6.31 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-10.11 %	-7.45 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	-15.43 times	-2.11 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	105.67 %	116.33 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE : **BEVIDES**
FARMACIAS BENAVIDES, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.14	$ -0.21
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 0.14	$ -0.21
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ -0.01
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ -0.01	$ -0.06
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.53	$ 2.48
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.04 times	0.92 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	19.43 times	-10.49 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.